Exhibit 99.1

Navios Maritime Acquisition Corporation

Reports Financial Results for the First Quarter ended

March 31, 2014

•	38.0% increase in Q1 Revenue to $61.0 million

•	28.4% increase in Q1 Adjusted EBITDA to $35.9 million

•	One of the leading public owners of VLCCs

•	11 VLCCs

•	Three VLCCs delivered in 2014 YTD

•	Two additional VLCCs acquired in Q2 2014

•	Extended Management and Administrative Services Agreements to 2020

•	Management fees fixed for two years

•	5% decrease in VLCC Opex rates

•	Steady Opex rates for product and chemical tankers

•	$1.5 million profit sharing for Q1

•	Quarterly dividend of $0.05 per share

MONACO May 14, 2014 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, reported its financial results today for the first quarter ended March 31, 2014.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “I am pleased with our results as we grew revenue and adjusted EBITDA by 38.0% and 28.4%, respectively. As a result, we again declared a quarterly dividend of $0.05 per share. Given our current share price, stockholders are receiving a yield of about 5.4%.”

“We have grown our company to be one of the top five largest publicly listed tanker owners among our US and European peers, with one of the youngest on-the-water fleets. In fact, so far this year, we grew this fleet by four vessels and expect six additional vessels to be delivered in 2014. We are proud of our responsible growth strategy, as we have been able to expand our fleet while protecting our balance sheet and stakeholders.”

Angeliki Frangou continued, “We also added further visibility into our operating cost as we have extended the management structure with Navios Holdings for another five years and fixed management fees for two years. In a market generally pressured by rising costs, we have been able to reduce VLCC opex rates by 5% while keeping rates for product and chemical tankers constant. In fact, our daily opex is 17% below industry average and our G&A expenses are well below our peers. We believe this demonstrates the group’s economies of scale and the group’s ability to share these economies with its members, ultimately to the unique benefit of our stakeholders.”

HIGHLIGHTS – RECENT DEVELOPMENTS

Dividend of $0.05 per share of common stock

On May 9, 2014, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2014 of $0.05 per share of common stock payable on July 3, 2014 to stockholders of record as of June 17, 2014.

VLCC Acquisitions

In May 2014, Navios Acquisition agreed to acquire, from an unaffiliated third party, a 2002-built 305,178 dwt VLCC for a purchase price of $41.0 million. The vessel is expected to be delivered in the second quarter of 2014.

On April 7, 2014, Navios Acquisition agreed to acquire from an unaffiliated third party a 2003-built 298,287 dwt VLCC, for a purchase price of $43.5 million. The vessel is expected to be delivered in the second quarter of 2014.

Navios Acquisition is expected to finance the acquisitions with cash on its balance sheet and financing consistent with its existing credit arrangements.

Vessel Deliveries and Sale

On May 7, 2014, Navios Acquisition took delivery of the Nave Jupiter, a newbuilding 49,999 dwt MR2 product tanker for a contract price of $35.5 million.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built 297,491 dwt VLCC, from an unaffiliated third party for a total cost of $57.1 million.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built 297,376 dwt VLCC, from an unaffiliated third party for a total cost of $54.7 million.

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built 297,168 dwt VLCC, from an unaffiliated third party, for a total cost of $51.7 million.

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for a net sale price of $19.2 million.

Navios Acquisition currently owns 44 vessels, 11 VLCCs, 29 product tankers and four chemical tankers of which, 36 vessels are currently on-the-water with the remaining eight vessels still to be delivered, six of which are newbuildings.

Amendment to Management and Administrative Services Agreements

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Maritime Holdings Inc. (“Navios Holdings”), until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel. Drydocking expenses under this Agreement will be reimbursed at cost at occurrence for all vessels.

In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to the same terms.

Equity Transactions

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57.6 million. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3.0 million and offering costs $0.3 million, amounted to $54.3 million.

$60.0 Million 8.125% Add-on First Priority Ship Mortgage Notes Due 2021

On March 31, 2014 the Company completed the sale of $60.0 million of its 8.125% first priority ship mortgage notes due 2021 (the “Existing Notes”), with terms identical to the Existing Notes that were issued at 103.25% plus accrued interest from November 13, 2013. The net cash received amounted to $59.8 million.

Time Charter Coverage

As of May 14, 2014, Navios Acquisition had contracted 89.0%, 45.1% and 21.6% of its available days on a charter-out basis for 2014, 2015 and 2016, respectively, equivalent to $221.9 million, $157.5 million and $108.1 million of expected revenue, respectively. The average contractual daily charter-out rate for the fleet is $19,075, $22,297 and $31,100 for 2014, 2015 and 2016, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three months ended March 31, 2014 and 2013. The quarterly information for 2014 and 2013 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended March 31, 2014 (unaudited)	Three Month Period ended March 31, 2013 (unaudited)
Revenue	$60,969	$44,172
EBITDA	$21,558	$27,952
Adjusted EBITDA(1)	$35,878	$27,952
Net (Loss)/ Income	$(12,818)	$735
Adjusted Net Income (1)	$1,502	$735
(Loss)/ Earnings per share (basic and diluted)	$(0.09)	$0.01

Adjusted Net Income per share (basic and diluted) (1)	$0.01	$0.01

(1)	Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share (basic and diluted) for the three months ended March 31, 2014, exclude a $10.7 million non-cash impairment loss recognized for one of our VLCCs sold in May 2014, a $1.0 million non-cash impairment loss related to a receivable, a $1.2 million non-cash fair value loss related to other assets and a $1.4 million for non-cash share based compensation expense. For the three months ended March 31, 2013, there were no corresponding losses or expenses.

Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of Adjusted EBITDA).

Three month periods ended March 31, 2014 and 2013

Revenue for the three month period ended March 31, 2014 increased by $16.8 million or 38.0% to $61.0 million, as compared to $44.2 million for the same period in 2013. The increase was mainly attributable to the acquisitions of the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013, the Nave Capella, the Nave Pulsar and the Nave Universe in July 2013, the Nave Celeste in August 2013, the Nave Constellation, the Nave Alderamin, the Nave Dorado and the Bougainville in September 2013, the Nave Lucida in October 2013, the Nave Galactic and the Nave Quasar in February 2014 and the Nave Buena Suerte in March 2014. As a result of the above, available days of the fleet increased to 3,079 days for the three month period ended March 31, 2014, as compared to 1,832 days for the three month period ended March 31, 2013. The increase in revenue was partially mitigated by the decrease in time charter equivalent (“TCE”) to $19,544 for the three month period ended March 31, 2014, from $23,725 for the three month period ended March 31, 2013.

Excluding the impact of $10.7 million non-cash impairment loss recognized for one of our VLCCs sold in May 2014, a $1.0 million non-cash impairment loss related to a receivable, a $1.2 million non-cash fair value loss related to other assets, and a $1.4 million for non-cash share based compensation expense, Adjusted EBITDA for the three month period ended March 31, 2014 increased by $7.9 million to $35.9 million from $28.0 million in the three month period ended March 31, 2013. The increase in Adjusted EBITDA was due to: (a) a $16.8 million increase in revenue; and (b) a $0.5 million increase in Other income/ (expense), partially mitigated by a: (i) $0.1 million increase in time charter expenses; (ii) $1.1 million increase in general and administrative expenses; and (iii) $8.2 million increase in management fees.

Net loss for the three month period ended March 31, 2014, amounting to $12.8 million, was adversely affected by a $10.7 million non-cash impairment loss recognized for one of our VLCCs sold in May 2014, a $1.0 million non-cash impairment loss related to a receivable, a $1.2 million non-cash fair value loss related to other assets, and a $1.4 million non-cash share based compensation expense. Excluding these items, Adjusted Net income for the three month period ended March 31, 2014, amounted to $1.5 million, compared to a $0.7 million Net income for the three month period ended March 31, 2013. The increase in Adjusted Net income by approximately $0.8 million was due to an increase of $7.9 million in Adjusted EBITDA mitigated by a; (a) $3.3 million increase in depreciation and amortization due to the acquisitions of the vessels described above; (b) $3.8 million increase in interest expense and finance cost net; and (c) $0.1 million decrease in interest income.

Fleet Employment Profile

The following table reflects certain key indicators of the performance of Navios Acquisition and its core fleet for the three months ended March 31, 2014 and 2013.

	Three month period ended March 31,
	2014	2013
	(unaudited)	(unaudited)
FLEET DATA
Available days(1)	3,079	1,832
Operating days(2)	3,073	1,830
Fleet utilization(3)	99.8%	99.9%
Time Charter Equivalent per day(4)	$19,544	$23,725
Vessels operating at period end	36	22

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charter Equivalent Rate: Time Charter Equivalent Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The Time Charter Equivalent Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Wednesday May 14, 2014 at 8:30 am ET., at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the first quarter ended March 31, 2014.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 34147942

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 34147942

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available by 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	March 31, 2014 (unaudited)	December 31, 2013

ASSETS
Current assets
Cash and cash equivalents	$118,001	$82,835
Restricted cash	6,457	24,962
Accounts receivable, net	12,327	8,441
Prepaid expenses and other current assets	4,298	4,563

Total current assets	141,083	120,801

Vessels, net	1,490,548	1,353,131
Deposits for vessels acquisitions	94,429	100,112
Deferred finance costs, net	25,433	23,246
Goodwill	1,579	1,579
Intangible assets-other than goodwill	38,817	40,171
Other long-term assets	3,683	5,533
Deferred dry dock and special survey costs, net	4,551	4,678
Investment in affiliates	4,790	4,750
Loan receivable from affiliate	4,975	2,660

Total non-current assets	1,668,805	1,535,860

Total assets	$1,809,888	$1,656,661

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,318	$1,577
Dividend payable	7,967	7,220
Accrued expenses	25,960	11,985
Due to related parties, short term	5,179	2,848
Deferred revenue	4,604	7,056
Current portion of long-term debt	37,566	34,714

Total current liabilities	82,594	65,400

Long-term debt, net of current portion and premium	1,219,941	1,119,734
Due to related parties, long term	6,333	5,144
Unfavorable lease terms	3,390	3,561

Total non-current liabilities	1,229,664	1,128,439

Total liabilities	$1,312,258	$1,193,839

Commitments and contingencies	—	—
Series D Convertible Preferred stock 1,200 shares issued and outstanding with $12,000 redemption amount as of each of March 31, 2014 and December 31, 2013	12,000	12,000

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of March 31, 2014 and December 31, 2013	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 151,664,942 and 136,714,942 issued and outstanding as of each of March 31, 2014 and December 31, 2013	15	13
Additional paid-in capital	577,827	530,203
Accumulated Deficit	(92,212)	(79,394)

Total stockholders’ equity	485,630	450,822

Total liabilities and stockholders’ equity	$1,809,888	$1,656,661

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three Months Ended March 31, 2014 (unaudited)	For the Three Months Ended March 31, 2013 (unaudited)
Revenue	$60,969	$44,172
Time charter and voyage expenses	(785)	(710)
Direct vessel expenses	(736)	(762)
Management fees	(22,300)	(14,098)
General and administrative expenses	(3,585)	(1,084)
Depreciation and amortization	(16,638)	(13,330)
Impairment loss	(11,690)	—
Interest income	110	212
Interest expenses and finance cost, net	(17,112)	(13,337)
Change in fair value of other assets	(1,188)

Other income/ (expense), net	137	(328)

Net (loss)/ income	$(12,818)	$735

Dividend declared on preferred shares Series B	(27)	(27)
Dividend on Series D preferred shares	(111)	—
Dividend declared on restricted shares	(105)	—
Undistributed loss/ (income) attributable to Series C participating preferred shares	601	(88)

Net (loss)/ income attributable to common shareholders	(12,460)	620

Net (loss)/ income per share, basic	$(0.09)	$0.01

Weighted average number of shares, basic	141,093,275	53,870,086

Net (loss)/ income per share, diluted	$(0.09)	$0.01

Weighted average number of shares, diluted	141,093,275	56,146,277

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	For the Three Months Ended March 31, 2014 (unaudited)	For the Three Months Ended March 31, 2013 (unaudited)
Operating Activities
Net (loss)/ income	$(12,818)	$735
Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation and amortization	16,638	13,330
Amortization and write-off of deferred finance fees and bond premium	715	580
Amortization of dry dock and special survey costs	736	762
Stock based compensation	1,442	—
Impairment loss	11,690	—

Change in fair value of other assets	1,188	—

Changes in operating assets and liabilities:

Increase in prepaid expenses and other current assets	(715)	(646)

Increase in accounts receivable	(3,886)	(1,699)
Decrease / (Increase) in restricted cash	240	(675)
Decrease / (Increase) in other long term assets	341	(12)

(Decrease)/ Increase in accounts payable	(259)	558
Increase in accrued expenses	13,975	9,302
Payments for dry dock and special survey costs	(609)	—
Increase/(Decrease) in due to related parties	2,637	(4,446)
Decrease / (Increase) in deferred revenue	(2,452)	1,179
Increase in other long term liabilities	—	(66)
Net cash provided by operating activities	$28,863	$18,902

Investing Activities
Acquisition of vessels	(146,695)	(27,598)
Deposits for vessel acquisitions	(10,220)	(5,777)
Decrease in restricted cash	—	2,991
Loan to affiliate	(2,024)	—
Net cash used in investing activities	$(158,939)	$(30,384)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	50,140	29,564
Loan repayment to related party	—	(35,000)
Loan repayments	(9,890)	(20,880)
Dividend paid	(7,358)	(2,436)
Decrease/ (Increase) in restricted cash	18,265	(4,167)
Net proceeds from equity offering	54,287	95,970

Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	59,798	—
Net cash provided by financing activities	$165,242	$63,051
Net increase in cash and cash equivalents	35,166	51,569
Cash and cash equivalents, beginning of year	82,835	42,846

Cash and cash equivalents, end of year	$118,001	$94,415

EXHIBIT II

Reconciliation of Adjusted EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

Expressed in thousands of U.S. dollars	Three Month Period Ended March 31, 2014 (unaudited)	Three Month Period Ended March 31, 2013 (unaudited)
Net cash provided by operating activities	$28,863	$18,902
Net decrease in operating assets	4,629	3,032
Net increase in operating liabilities	(13,901)	(6,527)
Net interest cost	17,002	13,125
Deferred finance costs	(715)	(580)

Adjusted EBITDA(1)	$35,878	$27,952

(1)

	Three Month Period Ended March 31, 2014 (unaudited)	Three Month Period Ended March 31, 2013 (unaudited)
Net Cash provided by operating activities	$28,863	$18,902
Net Cash used in investing activities	$(158,939)	$(30,384)
Net Cash provided by financing activities	$165,242	$63,051

Disclosure of Non-GAAP Financial Measures

ADJUSTED EBITDA

Adjusted EBITDA represents net income/ (loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes adjusted for change in fair value of other assets, impairment losses and non-cash share- based compensation expense.

Adjusted EBITDA is presented because Navios Acquisition believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Constellation	Chemical Tanker	2013	45,281
Nave Universe	Chemical Tanker	2013	45,513
Nave Polaris	Chemical Tanker	2011	25,145
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Jupiter	MR2 Product Tanker	2014	49,999
Bougainville	MR2 Product Tanker	2013	50,626
Nave Alderamin	MR2 Product Tanker	2013	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Capella	MR2 Product Tanker	2013	49,995
Nave Orion	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Buddy	MR2 Product Tanker	2009	50,470
Bull	MR2 Product Tanker	2009	50,542
Nave Equinox	MR2 Product Tanker	2007	50,922
Nave Pulsar	MR2 Product Tanker	2007	50,922
Nave Dorado	MR2 Product Tanker	2005	47,999
Nave Lucida	MR2 Product Tanker	2005	47,999
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Buena Suerte	VLCC	2011	297,491
Shinyo Kieran	VLCC	2011	297,066
Shinyo Saowalak	VLCC	2010	298,000
Nave Quasar	VLCC	2010	297,376
Nave Galactic	VLCC	2009	297,168
Nave Celeste	VLCC	2003	298,717
Shinyo Kannika	VLCC	2001	287,175
Shinyo Ocean	VLCC	2001	281,395
C. Dream	VLCC	2000	298,570

Owned Vessels to be delivered

TBN	VLCC	Q2 2014	298,287
TBN	VLCC	Q2 2014	305,178
Nave Luminosity	MR2	Q3 2014	50,000
TBN	MR2	Q3 2014	51,200
Nave Velocity	MR2	Q4 2014	50,000
TBN	MR2	Q4 2014	51,200
TBN	MR2	Q1 2015	51,200
TBN	MR2	Q2 2015	51,200